Mail Stop 3628

August 14, 2009

<u>**Via U.S. Mail**</u>

Mr. Jeff D. Kniese
President and Chief Executive Officer
Greenville Federal Financial Corporation
690 Wagner Avenue
Greenville, Ohio 45331

      Re: **Greenville Federal Financial Corporation**
                Amendment No. 1 to Schedule 13E-3/TO-I
                Filed on August 6, 2009
                File No. 005-81254

Dear Mr. Kniese:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in the marked courtesy copy of your filing.

Schedule 13E-3/TO

1.   We note your responses to comments 1 and 2 of our letter dated July 16, 2009; however, we reissue our comments with respect to Greenville Federal MHC and the issuer's officers and directors. We note that Greenville Federal MHC owns 55% of the total number of shares outstanding and will own 60.3% after the tender offer. Further, we note your statement that Greenvile Federal MHC was not engaged in the going private transaction, however, we note that all of the directors and executive officers of the issuer, who have negotiated and structured the going private transaction, are also the directors and executive officers of Greenville Federal MHC. Given the controlling ownership percentage, it appears that Greenville Federal MHC has the ability to influence the policy and direction of the issuer and that the issuer's officers and directors are engaged in the going private transaction. Please revise to include Greenville Federal MHC and the issuer's officers and directors as filing persons on the Schedule 13E-3 or advise us. Refer to Interpretive Responses 201.01, 201.05 and 201.06, Going Private

Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section, Compliance and Disclosure Interpretations.

<u>Do the directors, executive officers or affiliates of the Company intend to tender their shares in the Offer?, page 9</u>

2.   We refer to your response to comment 21 of our prior letter. You have revised your disclosure to indicate that your directors and executive officers do not intend to tender because it is in their best long-term interests not to do so. Please clarify this disclosure. For example, if you mean to state that your officers and directors expect the share price to increase significantly over the long term, please make this clear.

<u>Background of the Offer, page 14</u>

3.   We note your response to comment 11 in our letter dated July 16, 2009; however, we reissue our comment. Please revise to summarize each of the presentations made by KBW and file any written materials as exhibits to the Schedule 13E-3, or confirm that all of the reports have already been summarized and filed. In this regard, please file and summarize the pro forma and other information that were provided to the board on February 24, 2009, the information from previous meetings that was considered by the board on April 21, 2009, and the updated analysis provided on August 3, 2009. Please note that the KBW reports in 2008 that advise on structuring the transaction are materially related to the going private transaction. Refer to Question 117.06, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section, Compliance and Disclosure Interpretations. Please also see <u>In the Matter of Meyers Parking System, Inc.</u>, Release No. 34-26069 (September 12, 1988), and the <u>Charles L. Ephraim</u> no-action letter dated September 30, 1987.

4.   At the board meeting on October 28, 2008, the board apparently considered the possibility of a remutualization transaction, but this alternative transaction is not discussed in the section of your document entitled "Alternatives" on page 20. Please advise, or revise your disclosure.

5.   You have filed as exhibit (c)(5) discussion materials prepared by KBW dated July 22, 2009. Please confirm whether a board meeting was held on that date, and, if so, describe this meeting in your disclosure.

<u>Discussion of factors affecting fairness determination, page 24</u>

6.   We note your response to comment 18; however, we reissue our comment in part. We note that you have included the summary of the financial analysis prepared by

KBW under the list of positive factors affecting the fairness determination. For ease of investor understanding of the positive factors considered, please refer to the KBW financial analysis here, but revise to present the more detailed summary of the financial analysis under a separate section and heading. Please also summarize any material differences between the various KBW reports. In this regard, we note that different comparable groups were used, that different price ranges were used, and that the October 29, 2008 materials reported a higher peer group value of $8.69 per share.

Discounted Cash Flow Analysis, page 25

7.   We refer to your response to comment 19 of our prior letter. You do not appear to have disclosed how KBW and the board of directors determined that it was reasonable to assume, in performing the discounted cash flow analysis, that net income at your company will grow at an annual rate of 10%. For instance, please explain how the budget process for the next few years supports this conclusion. Please also disclose how your historical financial and operating performance compares to this rate of growth.

Purchase of Shares and Payment of Purchase Price, page 46

8.   We refer to your response to prior comment 22. We note that in your response you state that you expect to make payment up to five business days after expiration. Refer to section II.D of SEC Release No. 34-43069 which discusses the prompt payment requirement. In addition, you have retained statements that you will make payment "as soon as practicable." Please advise as to how this time frame complies with the requirement to pay promptly, or revise your disclosure.

*   *   *   *   *

Please promptly amend your filings in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (513) 852-7895
        Cynthia A. Shafer, Esq.
        Vorys, Sater, Seymour and Pease LLP